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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                                  CELLCOM CORP.
                                (Name of Issuer)

                          Common Stock. $.001 par value
                         (Title of Class of Securities)

                                    151154309
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 2, 1998

             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                13D, and is filing this schedule because of Rule
                13D-1(b)(3) or (4), check the following box [ ].
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                                  SCHEDULE 13D

CUSIP No 151154309
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Audrey K. Tassinari, Trustee
                  The Tassinari Family Trust
                  ###-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                                               PF
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                                 7)   SOLE VOTING POWER


NUMBER                                           8)   SHARED VOTING POWER
OF SHARES                                              1,000,000
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER
                                                       1,000,000


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000,000

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
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                                                                     Page 3 of 7

                  6.0%
14)    TYPE OF REPORTING PERSON

                             IN
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                                                                     Page 4 of 7

                                  SCHEDULE 13D

CUSIP No 151154309
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ronald J. Tassinari, Trustee
                             The Tassinari Family Trust
                  ###-##-####

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]

3)     SEC USE ONLY


4)     SOURCE OF FUNDS

                                               PF
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                                 7)   SOLE VOTING POWER


NUMBER                                           8)   SHARED VOTING POWER
OF SHARES                                              1,000,000
BENEFICIALLY
OWNED BY                                         9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER
                                                       1,000,000


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000,000

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                             [ ]

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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                                                                     Page 5 of 7


                  6.0%

14)    TYPE OF REPORTING PERSON

                             IN
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                                                                     Page 6 of 7

Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Cellcom Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 520 South Fourth Street, Las Vegas, NV 89101.

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Audrey K. Tassinari and Ronald
J. Tassinari, Trustees, The Tassinari Family Trust, the registered owner of the shares of Common Stock in respect of which this Statement is filed (together the "Reporting Person").

         (b) The residence address of the Reporting Person is P.O. Box 81890, Las Vegas, NV 89180.

         (c) The principal occupation of Audrey K. Tassinari is Vice President of American Vantage Companies, a gaming consulting company. The principal occupation of Ronald J. Tassinari is President of American Vantage Companies, a gaming consulting company.

         (d) During the last five years, neither Audrey K. Tassinari or Ronald
J. Tassinari has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Audrey K. Tassinari or Ronald
J. Tassinari has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Audrey K. Tassinari and Ronald J. Tassinari are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired 1,000,000 shares of Common Stock directly from the Company for cash in a private transaction in the amount of $15,000. The transaction was consummated on June 2, 1998.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.
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Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 1,000,000 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock of the Issuer.

         (b) Audrey K. Tassinari and Ronald J. Tassinari have shared voting and dispositive power with respect to 1,000,000 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

            N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July __, 1998                        /s/ Audrey K. Tassinari
                                            -----------------------
                                            Audrey K. Tassinari



                                            /s/ Ronald J. Tassinari
                                            -----------------------
                                            Ronald J. Tassinari